

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Junkoo Kim
Chief Executive Officer
WEBTOON Entertainment Inc.
5700 Wilshire Blvd., Suite 220
Los Angeles, CA 90036

Re: WEBTOON Entertainment Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted May 10, 2024
CIK No. 0001997859

Dear Junkoo Kim:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 26, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 23

1. We note your Income before income tax for the three months ended March 31, 2024 is presented as a loss. Please revise the table to correct this inconsistency.

Management's Discussion and Analysis of Results of Operations and Financial Condition Overview, page 82

2. Please clarify or correct the inconsistent dates in the last sentence of the first paragraph under Overview.

How We Generate Revenue
Paid Content, page 84

3.   We note disclosures under Paid Content that "content is purchased by users with Coins which can be exchanged for access to content that is behind a paywall or received by them for free during in-app promotional events" and that "users may receive up to a certain number of Daily Passes for free each day". Please clarify or confirm that Coins and Daily Passes received for free are not included in Paid Content or explain to us if and how they are included.

Our Financial Model, page 85

4.   We note you now present non-GAAP financial measures you identify as Contribution Profit (Loss) and Contribution Margin. You indicate the measures reflect direct expenses associated with generating revenue and exclude cost of revenue, other than the creator revenue share and third-party payment fees, that are included in GAAP gross profit. Please address the following:
   •   Based on your disclosure on page 113, the costs you exclude from GAAP gross profit to calculate these non-GAAP financial measures are "cost of revenue other than creator revenue share and third-party payment fees, such as payroll and related personnel expenses related to content acquisition, licensing and production". Since you exclude normal, recurring, cash, operating expenses from these non-GAAP financial measures, it is not clear how you determined they are appropriate and comply with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
   •   You present Contribution Margin in a graphic presentation without presenting the most directly comparable GAAP measure, gross profit margin, with equal or greater prominence. It is not clear how you determined your presentation complies with the guidance in Question 102.10(a) of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Audited Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Basis of Presentation, page F-8

5.   We note your disclosure regarding the revisions to your statement of cash flows for the year ended December 31, 2023. Please explain to us how you considered the presentation and disclosure requirements of ASC 250-10 in assessing the errors.

Unaudited Financial Statements
General, page F-74

6.   Please provide the subsequent event disclosures, including the date through with subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued, required by ASC 855-10-50-1.

        Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing